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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 11 )*

Moscow CableCom Corp.
(Name of Issuer)
Common Stock, par value $0.01
(Title of Class of Securities)
61945R100
(CUSIP Number)

Henry Lesser, Esq.	Marjorie Adams, Esq.
DLA Piper US LLP	DLA Piper US LLP
2000 University Avenue	1251 Avenue of the Americas, 29th Floor
East Palo Alto, California 94303	New York, NY 10020-1104
Telephone: (650) 833-2000	Phone: (212) 335-4500

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
May 25, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	61945R100

1	NAMES OF REPORTING PERSONS: Renova Media Enterprises Ltd.**

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Bahamas

	7	SOLE VOTING POWER:

NUMBER OF		None

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		22,884,017 (1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		None

WITH	10	SHARED DISPOSITIVE POWER:

22,720,514 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

22,884,017 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

80.4%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO
(1) Includes: (i) 3,375,084 shares of common stock, $0.01 par value (“Common Stock”), of Moscow CableCom Corp. (the “Company”) held directly by Renova Media Enterprises Ltd. (“Renova Media”), (ii) 1,687,542 shares of Common Stock that Renova Media is entitled to acquire upon exercise of warrants which are exercisable within 60 days, (iii) 4,500,000 shares of Common Stock issuable upon conversion of 4,500,000 shares of the Company’s Series B Convertible Preferred Stock, $0.01 par value (“Preferred Stock”), which are convertible within 60 days and are held directly by Renova Media, (iv) 8,283,000 shares of Common Stock issuable upon conversion of 8,283,000 shares of Preferred Stock which are convertible within 60 days, that Renova Media is entitled to acquire upon exercise of warrants which are exercisable within 60 days, (v) 4,220,879 shares of Common Stock held by Moskovskaya Telecommunikatsionnaya Corporatsiya (“COMCOR”), with respect to which Renova Media disclaims beneficial ownership but that Renova Media may be deemed to beneficially own by reason of Renova Media’s ownership of approximately 74.73% of COMCOR, and (vi) 817,512 shares of Common Stock with respect to which Renova Media disclaims beneficial ownership but that Renova Media may be deemed to beneficially own by reason of irrevocable proxy and power of attorney arrangements (the “Irrevocable Proxy Arrangements”) between Renova Media and certain stockholders of the Company.
(2) Includes all of the securities listed in note (1) above, except for 163,503 shares of Common Stock, which are subject to the Irrevocable Proxy Arrangements, with respect to which Renova Media does not have any dispositive power and disclaims beneficial ownership.
(3) Based upon a total of 28,454,157 shares of Common Stock, which figure is based on the number of shares of Common Stock outstanding on April 27, 2007, as disclosed by the Company in its Annual Report on Form 10-K dated May 3, 2007 (13,983,615) and assumes (i) exercise of 1,687,542 warrants beneficially owned by Renova Media, (ii) conversion of 4,500,000 shares of Preferred Stock beneficially owned by Renova Media, and (iii) exercise of warrants to acquire 8,283,000 shares of Preferred Stock, beneficially owned by Renova Media, and conversion of such Preferred Stock into 8,283,000 shares of Common Stock.
** The footnotes set forth above are the footnotes applicable to the cover pages for all of the filing persons included in this Schedule 13D.

CUSIP No.	61945R100

1	NAMES OF REPORTING PERSONS: Renova Industries Ltd.**

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Bahamas

	7	SOLE VOTING POWER:

NUMBER OF		None

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		22,884,017 (1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		None

WITH	10	SHARED DISPOSITIVE POWER:

22,720,514 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

22,884,017 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

80.4%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO
** See note marked by two asterisks under the footnotes for Renova Media Enterprises Ltd.

CUSIP No.	61945R100

1	NAMES OF REPORTING PERSONS: CMCR Management Limited**

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Bahamas

	7	SOLE VOTING POWER:

NUMBER OF		None

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		22,884,017 (1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		None

WITH	10	SHARED DISPOSITIVE POWER:

22,720,514 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

22,884,017 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

80.4%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO
** See note marked by two asterisks under the footnotes for Renova Media Enterprises Ltd.

CUSIP No.	61945R100

1	NAMES OF REPORTING PERSONS: Renova Holding Ltd.**

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Bahamas

	7	SOLE VOTING POWER:

NUMBER OF		None

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		22,884,017 (1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		None

WITH	10	SHARED DISPOSITIVE POWER:

22,720,514 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

22,884,017 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

80.4%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO
** See note marked by two asterisks under the footnotes for Renova Media Enterprises Ltd.

CUSIP No.	61945R100

1	NAMES OF REPORTING PERSONS: ZAO PR Telecom**

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Russian Federation

	7	SOLE VOTING POWER:

NUMBER OF		None

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		22,884,017 (1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		None

WITH	10	SHARED DISPOSITIVE POWER:

22,720,514 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

22,884,017 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

80.4%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO
** See note marked by two asterisks under the footnotes for Renova Media Enterprises Ltd.

CUSIP No.	61945R100

1	NAMES OF REPORTING PERSONS: ZAO Pripachkin I Doch**

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Russian Federation

	7	SOLE VOTING POWER:

NUMBER OF		None

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		22,884,017 (1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		None

WITH	10	SHARED DISPOSITIVE POWER:

22,720,514 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

22,884,017 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

80.4%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO
** See note marked by two asterisks under the footnotes for Renova Media Enterprises Ltd.

CUSIP No.	61945R100

1	NAMES OF REPORTING PERSONS: Yuri Pripachkin**

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Russian Federation

	7	SOLE VOTING POWER:

NUMBER OF		None

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		22,884,017 (1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		None

WITH	10	SHARED DISPOSITIVE POWER:

22,720,514 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

22,884,017 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

80.4%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
** See note marked by two asterisks under the footnotes for Renova Media Enterprises Ltd.

CUSIP No.	61945R100

1	NAMES OF REPORTING PERSONS: Columbus Trust**

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Cayman Islands

	7	SOLE VOTING POWER:

NUMBER OF		None

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		22,884,017 (1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		None

WITH	10	SHARED DISPOSITIVE POWER:

22,720,514 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

22,884,017 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

80.4%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO
** See note marked by two asterisks under the footnotes for Renova Media Enterprises Ltd.

CUSIP No.	61945R100

1	NAMES OF REPORTING PERSONS: Victor Vekselberg**

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Russian Federation

	7	SOLE VOTING POWER:

NUMBER OF		None

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		22,884,017 (1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		None

WITH	10	SHARED DISPOSITIVE POWER:

22,720,514 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

22,884,017 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

80.4%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
** See note marked by two asterisks under the footnotes for Renova Media Enterprises Ltd.

    This Amendment No. 11 to Schedule 13D is filed in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended, jointly by Renova Media Enterprises Ltd., a Bahamian corporation formerly known as Columbus Nova Investments VIII Ltd. (“Renova Media”), Renova Industries Ltd., a Bahamian corporation, CMCR Management Limited, a Bahamian corporation, Renova Holding Ltd., a Bahamian Corporation, ZAO PR Telecom, a Russian joint stock company, ZAO Pripachkin I Doch, a joint stock company, Yuri Pripachkin, Columbus Trust, a Cayman Islands trust, and Victor Vekselberg (collectively, the “Reporting Persons”) and amends and supplements the below-indicated items from the Schedule 13D filed with the Securities and Exchange Commission by the Renova Media and Victor Vekselberg on September 23, 2004, and subsequently amended. This Amendment No. 11 to Schedule 13D includes Renova Industries Ltd., CMCR Management Limited, Renova Holding Ltd., ZAO PR Telecom, ZAO Pripachkin I Doch, Yuri Pripachkin and Columbus Trust as additional Reporting Persons because, by reason of their relationship to Renova Media as described herein, they may be deemed to be engaging in the pending acquisition, through the Merger, of all voting securities of the Company not owned by Renova Media, as more fully described in previous amendments to this Schedule 13D.
    Capitalized terms not otherwise defined herein shall have the meaning attributed to such terms in previous amendments to the Schedule 13D filed by the Reporting Persons.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
    On May 25, 2007, Renova Media provided a written commitment to the Company dated May 22, 2007 (the “May 2007 Commitment”) that Renova Media or one of its affiliates will provide the Company and/or its subsidiaries with sufficient capital to ensure that the Company’s operations will continue uninterrupted for a period of one year after the date on which the Company files its Form 10-Q for the period ending March 31, 2007. The May 2007 Commitment does not specify the amount of capital to be provided or the terms on which such capital will be provided. The May 2007 Commitment was accompanied by a letter, also dated May 22, 2007, from Renova Industries, Renova Media’s majority shareholder, in which Renova Industries guarantees the commitment of Renova Media in the May 2007 Commitment.
    The May 2007 Commitment and any similar commitment that Renova Media may, in its discretion, decide to provide pending the consummation of the Merger contemplated by the Merger Agreement are independent of the provisions of the Merger Agreement, the $28,500,000 Facility Agreement and the Bridge Facility Agreement (described in greater detail in Amendment No. 9 to the Schedule 13D).

SIGNATURE
    After reasonable inquiry and to the best of our knowledge and belief, we certify that the information in this statement is true, complete and correct.
Dated: May 29, 2007

RENOVA MEDIA ENTERPRISES LTD.

By:	/s/ Evgenia Loewe

Name:	Evgenia Loewe
Title:	Attorney-in-Fact

RENOVA INDUSTRIES LTD.

By:	/s/ Evgenia Loewe

Name:	Evgenia Loewe
Title:	Attorney-in-Fact

CMCR MANAGEMENT LIMITED

By:	/s/ Yana Davydkina

Name:	Yana Davydkina
Title:	Attorney-in-Fact

RENOVA HOLDING LTD.

By:	/s/ Evgenia Loewe

Name:	Evgenia Loewe
Title:	Attorney-in-Fact

ZAO PR TELECOM

By:	/s/ Yana Davydkina

Name:	Yana Davydkina
Title:	Attorney-in-Fact

ZAO PRIPACHKIN I DOCH

By:	/s/ Yana Davydkina

Name:	Yana Davydkina
Title:	Attorney-in-Fact

YURI PRIPACHKIN

By:	/s/ Yana Davydkina

Name:	Yana Davydkina
Title:	Attorney-in-Fact

COLUMBUS TRUST

By:	/s/ Evgenia Loewe

Name:	Evgenia Loewe
Title:	Attorney-in-Fact

VICTOR VEKSELBERG

By:	/s/ Evgenia Loewe

Name:	Evgenia Loewe
Title:	Attorney-in-Fact